

December 21, 2012

<u>Via Facsimile</u>
Leong Kok Ho
Chief Financial Officer
China Yuchai International Limited
16 Raffles Quay
#39-01A Hong Leong Building
Singapore 048581

> **Re:** **China Yuchai International Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 19, 2012**
> **File No. 1-13522**
> **Response letter filed December 18, 2012**

Dear Mr. Ho:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated December 4, 2012. You state that you sold an insignificant percentage of products directly into Cuba through the expiration of the memorandum of understanding in 2010. Please tell us the amounts of direct unit and revenue sales into Cuba and the percentage of total sales those amounts represented, for 2009 and 2010, as the information in Appendix I relates only to indirect unit and revenue sales into Cuba and the other countries covered.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance